Exhibit 99.1

GW Pharmaceuticals Announces Exercise of Over-Allotment Option

London, UK, 30 May 2013: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW” or “the Company”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announces that the underwriters of its recently closed initial public offering on the NASDAQ Global Market have partially exercised their over-allotment option to purchase an additional 178,000 American Depository Shares (“ADSs”) at a price to the public of US$8.90 per ADS, representing 2,136,000 Ordinary Shares of 0.1p each (“Ordinary Shares”), and raising additional net proceeds of approximately $1.47 million, after deducting underwriting discounts and commissions and estimated offering expenses. An application for the shares to be admitted to AIM has been submitted today and the shares are expected to be admitted to trading on AIM on 5th June 2013.

Lazard Capital Markets LLC and Cowen and Company, LLC acted as joint book-running managers for the offering. Canaccord Genuity acted as co-lead manager and Roth Capital Partners acted as co-manager.

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on May 1, 2013. Copies of the final prospectus relating to this offering may be obtained from: Lazard Capital Markets LLC, Attn: Syndicate Department, 30 Rockefeller Plaza, 48th Floor, New York, NY 10020, Telephone: (800) 542-0970; from Cowen and Company, LLC, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY,11717, Attn: Prospectus Department, Phone (631) 274-2806 / Fax (631) 254-7140; from Canaccord Genuity Inc., Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, Massachusetts 02110, or by telephone at (617) 371-3900; and from Roth Capital Partners, LLC, Equity Capital Markets, 888 San Clemente Drive, Newport Beach, CA 92660, at 800-678-9147 and Rothecm@roth.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This press release is not directed to, or intended for distribution or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

The distribution of this press release into jurisdictions other than the UK may be restricted by law. Persons into whose possession this announcement come should inform themselves about and observe any such restrictions.

Enquiries:

GW Pharmaceuticals plc

Justin Gover, CEO

+44 1980 557000

Stephen Schultz, VP Investor Relations

+ 1 401 500 6570

FTI Consulting

Ben Atwell / Simon Conway / John Dineen (European media enquiries)

+44 20 7831 3113

Robert Stanislaro (US media enquiries)

+1 212 850 5657

Trout Group, LLC (US investor relations)

Seth Lewis

+1 646 378 2900

Peel Hunt LLP (UK Nominated Adviser and Broker)

James Steel / Vijay Barathan

+44 20 7418 8900

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 21 countries. Sativex is also in Phase 3 clinical development as a potential treatment of pain in people with advanced cancer. This Phase 3 program is intended to support the submission of a New Drug Application for Sativex in cancer pain with the U.S. Food and Drug Administration and in other markets around the world. GW has established a world leading position in the development of plant-derived cannabinoid therapeutics and has a deep pipeline of additional cannabinoid product candidates, including two distinct compounds, GWP42004 and GWP42003, in Phase 2 clinical development for Type 2 diabetes and ulcerative colitis, respectively, and at least two additional programs expected to enter Phase 1 and Phase 2 clinical trials in the next 12 months. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release may contain forward-looking statements that reflect GW’s current expectations regarding future events.  Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission, including its most recent Form F-1. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

For readers in the European Economic Area

In any EEA Member State that has implemented the Prospectus Directive, this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive. The term “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each relevant Member State), together with any relevant implementing measure in the relevant Member State.

For readers in the United Kingdom

This communication, in so far as it constitutes an invitation or inducement to enter into investment activity (within the meaning of s21 Financial Services and Markets Act 2000 as amended) in connection with the securities which are the subject of the offering referred to above or otherwise, is being directed only at (i) persons who are outside the United Kingdom or (ii) persons who have professional experience in matters relating to investments who fall within Article 19(5) (“Investment professionals”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) certain high value persons and entities who fall within Article 49(2)(a) to (d) (“High net worth companies, unincorporated associations etc”) of the Order; or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.